UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Satyam Computer Services Limited
(Name of Subject Company)
Satyam Computer Services Limited
(Names of Persons Filing Statement)
Equity shares, par value Rs. 2.0 per share
(Title of Class of Securities)
Not Applicable
(CUSIP Number of Class of Securities)
Mr. G. Jayaraman
Company Secretary
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
+(91) 40 3063 6363
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Signature
EX-1 Letter of the Company to its shareholders dated June 10, 2009.
EX-3 Abstract of the terms and memorandum of concern or interest under section 302 of the Companies Act,1956,relating the appointment of Mr Vineet Nayyar as whole-time director of the Company.

Item 1. Subject Company Information
Name and Address.
     The name of the subject company is Satyam Computer Services Limited, a public limited company organized under the laws of India (the “Company”). The address of the principal executive office of the Company is Satyam Infocity, Unit — 12, Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur, Hyderabad — 500 081, Andhra Pradesh, India, and the telephone number of such office is +(91) 40 3063 6363.
Securities.
     The title of the class of securities to which this Schedule 14D-9 relates is the equity shares, par value Rs. 2.0 per share (the “Shares”), including the Shares underlying the American Depositary Shares (which are evidenced by American Depositary Receipts) (the “ADSs”), of the Company. As of May 5, 2009, there were 976,722,347 Shares outstanding, of which 98,627,774 are Shares underlying 49,313,887 ADSs outstanding. In addition, as of May 5, 2009, there were 18,674,715 Shares issuable upon the conversion or exercise of outstanding instruments convertible or exercisable into Shares, such that the fully diluted equity capital of the Company as of such date was 995,397,062 Shares.
Item 2. Identity and Background of Filing Person
Name and Address.
     This Schedule 14D-9 is being filed by the Company, whose name, business address and business telephone number are set forth in Item 1 above and which are incorporated herein by reference.
Tender Offer.
     This Schedule 14D-9 relates to the mandatory cash tender offer, referred to as an open public offer under Indian law (the “Open Public Offer”), by Venturbay Consultants Private Limited (“Venturbay”), a private limited company organized under the laws of India and a wholly-owned subsidiary of Tech Mahindra Limited (“Tech Mahindra”), a public limited company organized under the laws of India. Venturbay and Tech Mahindra have made the Open Public Offer in their capacity as the acquirer and the “person acting in concert,” respectively. Under the Securities and Exchange Board of India (“SEBI”) (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto (the “Takeover Regulations”), a “person acting in concert” is defined as a “person who, for a common objective or purpose of substantial acquisition of shares or voting rights or gaining control over the target company, pursuant to an agreement or understanding (formal or informal), directly or indirectly co-operate by acquiring or agreeing to acquire shares or voting rights in the target company or control over the target company”. Further, under the Takeover Regulations, a holding company of the acquiror is deemed to be a person acting in concert.

     Venturbay owns 302,764,327 Shares, representing 31% of the Shares outstanding as of May 5, 2009, or 31% of the Enhanced Share Capital (as defined in Item 3 below). A public announcement dated April 22, 2009, was made on behalf of Venturbay and Tech Mahindra that provided certain details regarding the Open Public Offer to purchase 199,079,413 Shares, representing 20% of the Shares outstanding as of May 5, 2009 on a fully diluted basis, or 20% of the Enhanced Share Capital, at a purchase price of Rs. 58 (US$1.16) per Share, in cash, pursuant to Regulation 10 and Regulation 12 of the Takeover Regulations, read together with certain relaxations granted by SEBI. Unless otherwise noted, conversions of Indian Rupees to U.S. Dollars included in this Schedule 14D-9 assume an exchange rate of Rs. 50 to US$1.00 (for reference purposes only, the reference rate quoted by The Reserve Bank of India for the exchange of Indian Rupees into U.S. Dollars on April 22, 2009 was Rs. 50.2 to US$1.00 and on June 5, 2009 was Rs. 47.08 to US$1.00). The Open Public Offer is also required by the Share Subscription Agreement dated as of April 13, 2009 (the “Share Subscription Agreement”) among the Company, Tech Mahindra and Venturbay.
     The Open Public Offer is being made pursuant to a Letter of Offer, dated June 4, 2009 (the “Letter of Offer”), which is included as an exhibit to Venturbay’s tender offer statement on Schedule TO, dated June 8, 2009 (the “Schedule TO”).
     According to the Schedule TO:
     (i) Venturbay is a private limited company organized under the laws of India with its registered office at Sharda Centre, Off Karve Road, Erandawane, Pune — 411 004, India. Venturbay was incorporated in India on July 16, 2004.
     (ii) Tech Mahindra is a public company organized under the laws of India with its registered office at Gateway Building, Apollo Bunder, Mumbai — 400 001, India. Tech Mahindra was incorporated on October 24, 1986 in India.
     The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning Venturbay, Tech Mahindra or any of their affiliates, officers or directors or any failure by Venturbay to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
     Except as described in this Item 3, there is no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Venturbay, Tech Mahindra or any of their officers, directors or affiliates.
Share Subscription Agreement.

     On April 13, 2009, following a competitive bidding process through which Venturbay was selected as the highest bidder, the Company, Tech Mahindra and Venturbay entered into the Share Subscription Agreement.
     Under the terms of the Share Subscription Agreement, the Company was required to issue to Venturbay, and Venturbay was required to purchase from the Company, 302,764,327 Shares (the “Initial Allotment”), representing 31% of the Enhanced Share Capital, at a purchase price of Rs. 58 per Share, in cash (the “Purchase Price”). The total purchase price for all of the Shares purchased in the Initial Allotment was Rs. 17.56 billion (US$351 million). Under the terms of the Share Subscription Agreement, the total purchase price for all of the Shares to be purchased in the Initial Allotment was required to be deposited by Venturbay into an escrow account by April 21, 2009. The Company and Venturbay entered into an escrow agreement with a mutually agreed upon escrow agent, following which Venturbay deposited the required funds into the escrow account on April 20, 2009. On May 5, 2009, the Initial Allotment was completed and 302,764,327 Shares were issued and sold to Venturbay. On May 22, 2009, following the Initial Allotment and pursuant to the terms of the Share Subscription Agreement, the Company appointed to its board of directors (the “Board”) four directors nominated by Venturbay. Such appointments became effective on May 27, 2009.
     The “Enhanced Share Capital” means:
•	With respect to the Initial Allotment, the Company’s outstanding share capital after giving effect to the Shares issued in the Initial Allotment, but excluding any Shares issuable upon the conversion of instruments convertible into the Company’s share capital. Accordingly, for purposes of the Initial Allotment, “Enhanced Share Capital” means 976,722,347 Shares (which is equal to the number of Shares outstanding as of April 22, 2009 and May 5, 2009 (673,958,020 Shares) plus the number of Shares allotted in the Initial Allotment (302,764,327)).

•	With respect to the Open Public Offer, the Company’s outstanding share capital after giving effect to the Shares issued in the Initial Allotment plus all Shares issuable as of April 22, 2009 upon the conversion of instruments convertible into the Company’s share capital. As of May 5, 2009, the Company had outstanding instruments convertible into 18,674,715 Shares. Accordingly, for purposes of the Open Public Offer, “Enhanced Share Capital” means 995,397,062 Shares (which is equal to the number of Shares outstanding as of April 22, 2009 and May 5, 2009 (673,958,020 Shares) plus the number of Shares allotted in the Initial Allotment (302,764,327) plus the number of Shares issuable upon the conversion of outstanding convertible instruments (18,674,715 Shares)).

•	With respect to the Subsequent Allotment (as defined below), if any, the Company’s outstanding share capital after giving effect to the Shares issued in the Subsequent Allotment, including all Shares issuable upon the conversion of instruments convertible into the Company’s share capital.
     The Share Subscription Agreement provided that Venturbay will:

•	Make a public announcement of the Open Public Offer to the shareholders of the Company in accordance with the Takeover Regulations within four working days in India of receipt of the approval of the Indian Company Law Board (the “CLB”), an independent quasi-judicial body in India with power to oversee and regulate the conduct of Indian companies under the provisions of the Indian Companies Act, 1956, for the Initial Allotment. As described in Item 4, Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, made the public announcement in India of the Open Public Offer on April 22, 2009.

•	Offer to purchase in the Open Public Offer a minimum of 20% of the share capital as required under the Takeover Regulations and a maximum of that percentage of the Enhanced Share Capital that, when aggregated with the 31% of the Enhanced Share Capital acquired in the Initial Allotment and any other Shares beneficially owned by Venturbay, would not exceed 70% of the enhanced share capital of the Company and under no circumstances exceed an amount that would result in the ADSs being delisted from the New York Stock Exchange (the “NYSE”). The Open Public Offer is being made by Venturbay to acquire 20% of the Enhanced Share Capital such that following the Open Public Offer, assuming sufficient Shares are tendered into the Open Public Offer, and assuming no other instruments convertible into Shares are issued by the Company subsequent to April 22, 2009, Venturbay will hold 51% of the Enhanced Share Capital following the Open Public Offering.

•	(i) Extend the Open Public Offer on the same terms and conditions to holders of the Shares and ADSs in India; (ii) use its reasonable best efforts to obtain exemptive relief from the U.S. Securities and Exchange Commission (the “Commission”) with respect to certain United States laws and regulations, including the requirements of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and any applicable rules promulgated thereunder, and subject to obtaining such exemptive relief, extend the Open Public Offer to all holders of Shares and ADSs in the United States (exemptive relief as to these matters was obtained on April 28, 2009); and (iii) extend the Open Public Offer on the same terms and conditions to all holders of Shares and ADSs outside India and the United States, except in any jurisdictions where it is unlawful to make the Open Public Offer and Venturbay has used its reasonable best efforts to comply with the laws and regulations of any such jurisdiction. As described in Item 4, exemptive relief from the Commission was obtained on April 28, 2009.

•	Use its reasonable best efforts to (i) maintain the listing of the ADSs on the NYSE, (ii) maintain the registration of the Shares and ADSs pursuant to Section 12(b) or 12(g) of the Exchange Act and ensure that the Shares and ADSs will not become eligible for termination of registration under the Exchange Act and (iii) not take any action in respect of the Shares and ADSs that would result in the applicability of the “going private transaction” rules of the Section 13(e) of the Exchange Act, in each case for a period expiring not earlier than one year after the closing of the Open Public Offer.

     Pursuant to the terms of the Share Subscription Agreement and the provisions of the Takeover Regulations, Venturbay was required to deposit the funds necessary to purchase the Shares in the Open Public Offer into an escrow account by April 21, 2009. Venturbay deposited the required funds in the amount of Rs. 11.54 billion (US$231 million) into the escrow account on April 20, 2009.
     Under the Share Subscription Agreement, if, upon the closing of the Open Public Offer, Venturbay has acquired less than 51% of the Enhanced Share Capital through the Initial Allotment and the Open Public Offer, then following the Open Public Offer Venturbay may elect, at its option, to purchase additional Shares from the Company (the “Subsequent Allotment”) such that, following the Subsequent Allotment, Venturbay would own up to 51% of the Enhanced Share Capital. Shares acquired by Venturbay in the Subsequent Allotment shall represent a number of additional Shares that would, together with the Shares acquired by Venturbay pursuant to the Initial Allotment and the Open Public Offer, constitute a minimum of 40.1% of the Enhanced Share Capital and a maximum of 51% of the Enhanced Share Capital. Under the terms of the Share Subscription Agreement, the issuance and sale of Shares in the Subsequent Allotment, if any, is required to be completed no later than 15 calendar days from the date the open offer period of the Open Public Offer ends. Venturbay will not be required to make another open public offer in connection with the purchase of shares in the Subsequent Allotment.
     In the Share Subscription Agreement, Venturbay and, in some instances, Tech Mahindra agreed as follows:
•	Venturbay agreed not to acquire, and not permit any “covered person” (as defined in Rule 14e-5 under the Exchange Act) to acquire, any Shares or ADSs in violation of Rule 14e-5 under the Exchange Act, subject to certain exceptions for affiliates of financial advisors and dealer-managers of the Company and Venturbay if and to the extent permissible under Rule 14e-5.

•	Venturbay agreed to certain restrictions on the disposition of Shares acquired in the Initial Allotment, the Open Public Offer or the Subsequent Allotment for a period of three years from the date of allotment/acquisition thereof in the manner provided by SEBI DIP guidelines.

•	Venturbay and Tech Mahindra agreed that there shall be no change of control of Venturbay for a period of three years from the later of the closing date of the Initial Allotment or the closing date of the Subsequent Allotment, except with the prior approval of the CLB.

•	Venturbay agreed to cause the Company to cooperate with regulators and investigation agencies such as SEBI, the Commission, the NYSE, the Indian Serious Frauds Investigation Office, the Indian Central Bureau of Investigation, the Registrar or the CLB for smooth conduct of the ongoing investigations for mismanagement, fraud, or other charges against the previous promoters or directors of the Company, and to cause the Company to assist the regulators/authorities in India and elsewhere, as and when required, for tracing the assets of the Company and its subsidiaries diverted by the former promoters of the Company.
•	Venturbay and Tech Mahindra agreed to at all times ensure that appropriate conflict management measures are put in place to deal with conflicts of interest between the business of the Company and the overlapping business of Tech Mahindra and its affiliates.

•	Venturbay agreed that it shall not sell or dispose of any material assets or undertaking of the Company for a period of two years from the date of completion of the Open Public Offer without the consent of the shareholders of the Company or appropriate orders received from the CLB.

•	Venturbay agreed that it shall not discontinue the main business of the Company or cause the Company to undertake any new business which is unrelated or not complementary to the existing business of the Company during the pendency of the petition before the CLB without the prior approval of the shareholders of the Company.

•	Venturbay agreed to retain certain specified key employees of the Company for a period of 12 months from the closing date of the Initial Allotment on similar terms and conditions of employment as to those existing before the Initial Allotment, subject to certain exceptions. Among those key employees are the following key management personnel: Mr. Joseph Abraham, Director and Senior Vice President; Mr. Ravi Shankar Bommakanti, Group Head — ADMS; Mr. Joseph J. Lagioia, Senior Vice President and Global Head, Consulting and Enterprise Solutions; Mr. Keshab Panda, Head — Manufacturing Automotive Group, Energy Group and Europe Operations; Mr. Manish Sukhlal Mehta, Global Head — SAP and Testing Practices; Mr. Rajan Nagarajan, Head — Solutions and Chief Information Officer; Mr. Nick Sharma, Global Head and Senior Vice President, Infrastructure Services; and Mr. Anand T R, Head — Asia and Head — TIMES (Telecom, Technology Infra, Media & Entertainment, Semiconductors) Digital Convergence Industry Verticals.
     The foregoing summary of the Share Subscription Agreement and the transactions contemplated thereby, including the Initial Allotment, the Open Public Offer and the Subsequent Allotment, is not complete and is subject in its entirety to the Share Subscription Agreement which is attached hereto as Exhibit (2) and is incorporated herein by reference
Board of Directors
     Prior to the entry by the Company into the Share Subscription Agreement and the completion of the Initial Allotment, the Board was comprised of six individuals who were appointed by the Government of India (the “GOI”) on January 11, 2009 and January 15, 2009: Mr. C. Achuthan, Mr. Tarun Das, Mr. Kiran Karnik, Mr. S. Balakrishna Mainak, Mr. T.N. Manoharan, and Mr. Deepak S. Parekh. These six directors, under the supervision of the Former Chief Justice of India, Mr. Justice S.P. Bharucha, and with the approval of the CLB, conducted the competitive bidding process. The decisions by the Board selecting Venturbay as the highest bidder and approving the entry by the Company into the Share Subscription Agreement were made unanimously by four of the six directors on the Board. These four directors were Mr. C. Achuthan, Mr. Tarun Das, Mr. Kiran Karnik and Mr. T.N. Manoharan. Mr. Deepak S. Parekh and Mr. S. Balakrishna Mainak abstained from discussions and decisions regarding the selection of the highest bidder due to possible conflicts of interests since Mr. Deepak Parekh was on the board of directors of the controlling shareholder of one of the bidders and Mr. S.B. Mainak was the executive director of a significant shareholder of another bidder.
     On May 22, 2009, as permitted by order of the CLB and the Takeover Regulations, the Board appointed the four individuals nominated by Venturbay to join the Board: Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra, and Mr. Ulhas Yargop. Such appointments to the Board became effective on May 27, 2009, bringing the total number of directors on the Board to ten. As a result, as of the date of this Schedule 14D-9, four of the directors on the Board may be regarded as affiliates of Venturbay and Tech Mahindra. These four directors, serving in their capacity as directors of the Company, were not involved in any matter regarding the Open Public Offer and abstained from the preparation of this Schedule 14D-9, including any decisions of the Board with respect to what, if any, recommendation to make to shareholders in respect of the Open Public Offer as described in Item 4 of this Schedule 14D-9.
     Based solely on information provided to the Company by Venturbay and Tech Mahindra, the following provides additional information regarding the relationships between (a) the four directors of the Board that were nominated by Venturbay and (b) Venturbay, Tech Mahindra and their respective affiliates:
•	Mr. Vineet Nayyar is the Vice-Chairman, Managing Director and Chief Executive Officer of Tech Mahindra. Mr. Nayyar is also a director of Kotak Mahindra Old Mutual Life Insurance Limited, The Great Eastern Shipping Company Limited and various subsidiaries of Tech Mahindra, including Venturbay and CanvasM Technologies Limited. Mr. Nayyar serves as a member of the board of governors of The Mahindra United World College of India and is a trustee of the Tech Mahindra Education Foundation.

Mr. Vineet Nayyar was appointed whole-time director within the meaning of section 269 of the Companies Act, 1956, by the Board at its meeting held on May 22, 2009 effective as of June 1, 2009 for a term of five years. Under section 269, the Company is required to appoint a whole-time director. A whole-time director is a director who is in full time employment of the Company. As of the date hereof, Mr. Nayyar is the Company’s sole whole-time director. Further, under Indian law a person can be appointed as whole-time director of two companies. Under section 302 of the Companies Act, 1956, the Company must send an abstract of the terms of the director’s appointment (the “Abstract of the Terms of Appointment”) to every shareholder of the Company within 21 days from the date of such appointment. The Abstract of the Terms of Appointment relating to the appointment of Mr. Nayyar as whole-time director of the Company is attached hereto as Exhibit (3) and is incorporated herein by reference.

•	Mr. C.P. Gurnani is the head of Tech Mahindra’s global operations, sales and marketing functions, and leads the development of Tech Mahindra’s competency and solution units. Mr. Gurnani is also the President of Tech Mahindra (Americas) Inc., a subsidiary of Tech Mahindra. Mr. Gurnani is a director of various subsidiaries of Tech Mahindra, including CanvasM Technologies Limited, CanvasM (Americas) Inc. and Mahindra Logisoft Business Solutions Limited, and is a director of Servista Limited, a company in which Tech Mahindra has a minority interest. Mr. Gurnani is also a member of advisory board of the Tennenbaum Institute at the Georgia Institute of Technology.

•	Mr. Sanjay Kalra is the President, Strategic Initiatives for Tech Mahindra. Mr. Kalra also heads Tech Mahindra’s BT relationship, Research & Development services for telecom equipment manufacturers and transformation/business process reengineering services. He is also responsible for mergers and acquisitions for Tech Mahindra. Mr. Kalra is a director of CanvasM Technologies Limited, a subsidiary of Tech Mahindra.

•	Mr. Ulhas N. Yargop is the President, IT Sector and Member, Group Management Board of Mahindra & Mahindra Ltd. Mr. Yargop joined Mahindra & Mahindra Ltd in 1992 and has worked as General Manager — Corporate Planning, General Manager — Product Planning, General Manager, Mahindra-Ford Project, and as Treasurer of Mahindra & Mahindra Ltd. He was appointed as President, IT Sector in 1999. The IT Sector includes Tech Mahindra (focused on the telecom vertical) and Bristlecone Inc. (focused on supply chain consulting). Mr. Yargop is also responsible for Mahindra SIRF, the corporate venture capital activity of Mahindra & Mahindra Ltd. Mr. Yargop is a director of Tech Mahindra, AT&T Global Network Services India Pvt. Ltd., Mahindra IT Consulting Pvt. Ltd., various subsidiaries of Mahindra & Mahindra Ltd, including Bristlecone Inc. and Mahindra Engineering Services Ltd., and various subsidiaries of Tech Mahindra, including Venturbay, CanvasM Technologies Ltd., Mahindra Logisoft Business Solutions Ltd. and Tech Mahindra (Americas) Inc. Mr. Yargop also serves as a member of the board of governors of The Mahindra United World College of India.
     Following the Initial Allotment, the Open Public Offer and the Subsequent Allotment, assuming Venturbay acquires 51% of the Enhanced Share Capital through such transactions, Venturbay will have the right under Indian law to nominate a majority of the Company’s directors, subject to the CLB’s powers for so long as the case relating to, among other things, the mismanagement of the Company is pending before the CLB. The CLB has, in its order dated April 16, 2009, indicated that the existing six directors of the Board appointed by the Ministry of Corporate Affairs of the GOI will continue to serve on the Board following appointment of the four nominees of Venturbay until the CLB issues further orders on this matter. As a result, Venturbay will not be permitted to appoint a majority of the Company’s directors or cause the six directors of the Board appointed by the Ministry of Corporate Affaris of the GOI to resign or be replaced until the CLB issues further orders in the case pending before it.
Item 4. The Solicitation or Recommendation
Solicitation/Recommendation.
     The Board, through a resolution passed on June 3, 2009, resolved that it is expressing no opinion and is remaining neutral with respect to the Open Public Offer.
     The decision by the Board not to make a recommendation with respect to the Open Public Offer was made unanimously by the four directors on the Board who selected Venturbay as the highest bidder and approved the entry by the Company into the Share Subscription Agreement. These four directors were Mr. C. Achuthan, Mr. Tarun Das, Mr. Kiran Karnik and Mr. T.N. Manoharan. As discussed in Item 3, the other two directors who were on the Board at the time the decision was made to select Venturbay as the highest bidder abstained from that decision to select Venturbay as the highest bidder due to possible conflicts of interests. Due to the same possible conflicts of interest, these two directors also abstained from discussions and decisions regarding the making of a recommendation with respect to the Open Public Offer. In addition, the four directors nominated by Venturbay and appointed to the Board on May 22, 2009 (effective May 27, 2009) were not on the Board at the time the decision was made to select

Venturbay as the highest bidder. These four directors nominated by Venturbay, serving in their capacity as directors of the Company, abstained from the preparation of this Schedule 14D-9, including any decisions of the Board with respect to what, if any, recommendation to make to shareholders in respect of the Open Public Offer as described in this Item 4 of this Schedule 14D-9.
Background to the Transaction.
     The Company is an information technology (“IT”) solutions provider, offering a comprehensive range of IT consulting services to its customers, including application development and maintenance services, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services and business process outsourcing services. The Company is one of the largest IT companies in India. The Company’s Shares are traded on the National Stock Exchange of India Limited (the “NSE”) and the Bombay Stock Exchange Limited (the “BSE”) and its ADSs are listed on the New York Stock Exchange (the “NYSE”).
     On January 7, 2009, the Company’s founder and then-Chairman, B. Ramalinga Raju, submitted a letter (the “Mr. Raju Resignation Letter”) to the Company’s then-existing board of directors informing them that he had falsified the Company’s financial statements over a period of several years, including the Company’s revenues, profitability and cash balance, and announcing his resignation as Chairman of the Company. Copies of the letter were sent to SEBI, the NSE and the BSE.
     On January 8, 2009, SEBI informed the Company that it had launched a formal investigation regarding the circumstances surrounding the financial irregularities alleged in the Mr. Raju Resignation Letter. By order of the Special Judge for Economic Offences at Hyderabad, on January 8, 2009, the Registrar of Companies, Andhra Pradesh (the “Registrar”), launched a “search and seize” operation as part of a formal investigation regarding the circumstances surrounding the financial irregularities alleged in the Mr. Raju Resignation Letter. In connection with its investigation, the Registrar seized certain books of accounts, papers and ledgers, as well as other physical and electronic documentation, from Satyam’s registered office and other offices. In addition, on January 8, 2009, Mr. Srinivas V. announced his resignation as the chief financial officer of the Company.
     On January 9, 2009, the GOI approached the CLB, which passed orders to suspend, with immediate effect, the Company’s then existing Board and, through the GOI, to nominate up to ten new directors to the Board. It was also announced by the Company on that date that the meeting of the Board originally scheduled for January 10, 2009 had been cancelled and that the new Board was expected to meet within seven days of its constitution.
     Also on January 9, 2009, Mr. B. Ramalinga Raju and Mr. B. Rama Raju, the Company’s former Managing Director and Chief Executive Officer, were arrested by Hyderabad police on charges of criminal breach of trust, criminal conspiracy, cheating, falsification of records and forgery. Following their arrests, on January 10, 2009, a local magistrate in Hyderabad ordered that both B. Ramalinga Raju and B. Rama Raju be held in judicial custody while the investigation surrounding the financial irregularities alleged in the Mr. Raju Resignation Letter continues. In addition, on January 10, 2009, Mr. Srinivas V., the then-chief financial officer of the Company, was arrested by Hyderabad police on charges of criminal conspiracy, cheating and forgery in connection with the alleged financial irregularities.
     On January 11, 2009, the Ministry of Corporate Affairs of the GOI, in the name of the CLB, appointed three new directors to the Board. The newly appointed directors were Mr. C. Achuthan, Mr. Kiran Karnik and Mr. Deepak S. Parekh. All three of these directors are independent directors.
     On January 12, 2009, the Company’s newly constituted Board, initially comprised of three newly appointed directors appointed by the Ministry of Corporate Affairs of the GOI, met for the first time.
     On January 13, 2009, Price Waterhouse (“PW”), the Company’s then-statutory auditors, informed the Company, SEBI, the Commission and the NYSE that, in view of Mr. Raju’s statements, its audit reports and opinions in relation to the Company’s historical financial statements could no longer be relied upon.
     On January 15, 2009, the Ministry of Corporate of Affairs of the GOI appointed three more new directors to the Board, bringing the total number of directors on the Board to six. The newly appointed directors were Mr. Tarun Das, Mr. Suryakan Balakrishna Mainak and Mr. T.N. Manoharan. All three of these directors are independent directors. Mr. Mainak was nominated by the Life Insurance Corporation of India (the “LIC”). LIC holds, directly and indirectly, less than 5% of the Company’s equity shares and the Company does not have any material relationship with LIC.
     On January 17, 2009, the Company’s newly constituted Board, comprised of the six newly appointed directors appointed by the Ministry of Corporate Affairs of the GOI on January 11, 2009 and January 15, 2009, met for the second time. The Board met again on January 22, 2009 and January 23, 2009 to discuss issues that were a priority for ensuring business continuity.
     The Company, through its legal advisors, appointed Deloitte Haskins & Sells and KPMG, effective January 18, 2009, to conduct a forensic investigation of its accounts, and upon completion of the forensic investigation expects to restate its financial statements. Further, the Company appointed Brahmayya & Co. as its internal auditors.
     On January 27, 2009, the Board met and appointed The Boston Consulting Group (India) Private Limited as management advisors to support the Board and the Company’s management. The Board also appointed Goldman Sachs (India) Private Limited and Avendus Capital Private Limited as financial advisors to advise the Company on the way forward and to explore various strategic options. The various options under consideration included:
•	Identifying strategic investors;

•	Obtaining expressions of interest; and

•	Ensuring a fair, transparent approach to the entire process.
     On February 4, 2009 and February 5, 2009, the Board met and appointed Mr. A.S. Murty as Chief Executive Officer of the Company, effective immediately. The Board also appointed Mr. Homi Khusrokhan and Mr. Partho Datta as special advisors to the Board, to assist in the management and finance areas, respectively. Mr. Khusrokhan is currently retired but continues to serve in a non-executive capacity on the boards of directors of Rallis India Ltd., a publicly listed company in India, and in three private companies, Khet-Se Agri Produce India (Private) Ltd., Advinus Therapeutics (Private) Ltd. and Indigene Pharaceuticals, Inc. Mr. Khusrokhan was formerly a Managing Director of Tata Chemicals Ltd. from October 2006 to December 2008, Tata Tea Ltd. from 2001 to 2004, Glaxo Laboratories (India) Ltd. from 1996 to 2000 and Burroughs Wellcome (India) Ltd. from 1995 to 2000, a President of the Organization of Pharmaceutical Producers of India from 1996 to 2000 and a Vice President of the Bombay Chamber of Commerce and Industry from 1999 to 2000. Mr. Datta is a finance professional with over 33 years of corporate experience, including serving at Murugappa Group of Chennai from 1998 to December 2006, most recently as Group Director Finance and a member of the Group Supervisory Board, and at Indian Aluminium Company Limited (Indal) from 1973 to 1998, most recently as Director and Chief Financial Officer.
     The Board determined that it would be in the best interest of the Company, its shareholders, employees and other stakeholders to identify an investor to provide capital to, and take control of, the Company. On February 17, 2009, the Company applied to the CLB to do so. On February 19, 2009, the Company received the approval of the CLB (the “CLB Order”) to (i) select a new investor to become a controlling shareholder of the Company and (ii) increase the authorized share capital of the Company and issue new Shares to the investor without seeking the consent of the shareholders of the Company which would have been otherwise required.
     On February 21, 2009, the Board accepted the resignation of PW as the Company’s statutory auditors, effective immediately. The Company remains in the process of selecting new statutory auditors.
     On March 3, 2009, the Company received in-principle approval from SEBI to facilitate a global competitive bidding process (the “Competitive Bidding Process”) which, subject to receipt of all approvals, and in accordance with the CLB Order and under the direction of the Board, contemplated the selection of an investor to acquire a 51% ownership interest in the Company. Based on SEBI’s in-principle approval granting relaxations/exemptions from certain requirements under Indian law, on March 9, 2009, the Company commenced the Competitive Bidding Process and invited all interested bidders to register their interest by March 12, 2009 by way of a simple electronic registration process.
     The Board was of the view that the Competitive Bidding Process should be overseen by a retired Supreme Court judge or a former Chief Justice of India. The CLB in its order dated February 19, 2009 had also approved the Competitive Bidding Process subject to it being overseen by a retired Supreme Court judge or a former Chief Justice of India. Accordingly, the Board requested that the Former Chief Justice of India, Mr. Justice S.P. Bharucha, oversee and guide the Board throughout the selection process, which Mr. Justice S.P. Bharucha agreed to do. The Board met with Mr. Justice S.P. Bharucha on March 11, 2009 and discussed the proposed process for the induction of a strategic investor. All aspects of the Competitive Bidding Process were finalized by the Board in consultation with Mr. Justice S.P. Bharucha through this and subsequent meetings and discussions between the Board and Mr. Justice S.P. Bharucha.
     On March 13, 2009, with a total of 141 bidders having been registered through the electronic registration process, the Company announced that it had received adequate response from Indian and international bidders, including private equity firms, and that it was releasing a request for proposal to all registered bidders. Under the procedure for the Competitive Bidding Process, interested bidders at this point were required to submit an Expression of Interest (“EOI”) along with proof of funds of Rs. 15.00 billion (US$290 million based on an exchange rate of Rs. 51.635 to US$1.00) by March 20, 2009. Bidders who submitted compliant EOIs and provided satisfactory proof of funds (the “Second Round Bidders”) were then eligible to move on to the next stage of the Competitive Bidding Process. There were seven Second Round Bidders.
     On March 23, 2009, the Second Round Bidders were sent a bid process letter setting forth the next steps in the Competitive Bidding Process. At this stage, the Second Round Bidders were required to execute certain pre-transaction documents, including a non-disclosure and non-solicitation agreement and a standstill agreement, and provide a performance guarantee for Rs. 50 million (US$1.0 million) in order to be given access to certain data and information regarding the Company to enable them to submit technical and financial bids. Three of the Second Round Bidders fulfilled these requirements and went on to submit technical and financial bids in the final step of the Competitive Bidding Process: (a) Venturbay; (b) L&T EmSyS Private Limited (“L&T”), a wholly owned subsidiary of Larsen & Toubro Limited; and (c) a consortium of WL Ross funds (the “WL Ross Funds”) comprising the India Asset Recovery Fund Limited and Solaris Mauritius. Venturbay, L&T and the WL Ross Funds are together referred to herein as the “Final Bidders.”
     On March 24, 2009, the Company submitted a letter to SEBI setting forth the procedures of the Competitive Bidding Process to be followed by the Company in order to select an investor as well as the in-principle exemptions/relaxations granted by SEBI from applicable SEBI regulations and guidelines. On April 2, 2009, the Company submitted a letter to SEBI relating to a slight modification in the bidding process to be followed by the Company to select an investor.
     Commencing March 25, 2009, the three Final Bidders and their persons acting in concert were given access to certain data and information relating to the Company.
     On April 13, 2009, the three Final Bidders submitted their technical and financial bids. The Board, under the supervision of Mr. Justice S.P. Bharucha, first evaluated the technical bids based on predetermined criteria previously notified to the bidders. The technical criteria covered information on the bidder, its promoters (if any) and persons acting in concert. The technical criteria included:
•	corporate governance and management track record;

•	corporate behavior record, including corporate social responsibility policies and information pertaining to past conduct in companies managed by the bidder;

•	organizational ability and experience in owning, operating and managing IT companies, global companies of the scale and scope of the Company and distressed companies;

•	track record in managing distressed companies;

•	revenues and profitability from Indian and overseas operations; and

•	strategic plan for the Company.
     After evaluating each bidder’s technical bid and determining that each bidder qualified, the Board and Mr. Justice S.P. Bharucha proceeded to the next round that would evaluate the financial bids of each of the qualified bidders and rank them based on price. The qualified bidders and the prices they offered in their financial bids were as follows:
•	Venturbay, with a bid of Rs. 58 (US$1.16) per Share;

•	L&T, with a bid of Rs. 45.90 (US$0.91) per Share; and

•	The WL Ross Funds, with a bid of Rs. 20 (US$0.50) per Share.
     Venturbay’s bid was determined to be the highest. Since there was no bid within at least 90% of Venturbay’s bid, under the bidding process established in advance there were no further rounds of bidding. The Board verified Venturbay’s sources of funding, found Venturbay’s bid and its sources of funding to be satisfactory and in the interests of the Company and declared Venturbay as the highest bidder to acquire a controlling interest in the Company, subject to the approval of the CLB.
     Upon the Board’s declaration of Venturbay as the highest bidder, the Company, Venturbay and Tech Mahindra executed the Share Subscription Agreement. See Item 3 for a description of the terms of the Share Subscription Agreement. Simultaneously, the Company, Venturbay, Tech Mahindra and The Hong Kong and Shanghai Banking Corporation Limited executed an escrow agreement dated April 13, 2009 (the “Escrow Agreement”) in connection with the holding in escrow and release of the subscription amount for the Initial Allotment.
     On April 14, 2009, the Company applied to NYSE Euronext, the regulated market of Euronext Amsterdam (“Euronext Amsterdam”), for delisting of its ADSs (the ADSs were at that time listed on Euronext Amsterdam). This application was made after discussions with counsel and regulators in The Netherlands indicated that there may not be sufficient time available to obtain exemptive relief from the Dutch takeover rules applicable to the Open Public Offer from Dutch regulators to enable the Open Public Offer to be conducted according to the timetable required by Indian law following the Initial Allotment. Given the regulatory process in India, the Company’s urgent need for the proceeds from the Initial Allotment, and the potential delay in obtaining exemptive relief from Dutch regulators that could have delayed the commencement of the Open Public Offer and, in turn, the Initial Allotment, the Company determined that it was in the best interests of its shareholders to delist its ADSs from Euronext Amsterdam to avoid the application of the Dutch takeover rules to the Open Public Offer. In making this decision, the Company considered that the interests of holders of ADSs through Euroclear Nederland (“ECN Holders”) were safeguarded through the applicability of the Indian takeover rules and U.S. tender offer rules to the Open Public Offer, the continued listing of the ADSs on the NYSE and the underlying Shares on the BSE and NSE, and the ability of ECN Holders to participate in the Open Public Offer on such terms and conditions as are at least equal to those that apply to holders of ADSs through the Depository Trust Company who participate. The delisting application was approved by Euronext Amsterdam on April 17, 2009 and the delisting became effective on May 20, 2009 (the last day of trading for the ADSs on Euronext Amsterdam was May 19, 2009).
     On April 15, 2009, the Company filed an application with the CLB seeking its approval in connection with the selection of the highest bidder and confirmation of the highest bidder as the successful bidder and certain other matters, including, but not limited to, the Initial Allotment to Venturbay, the appointment of Mr. C.P. Gurnani, Mr. Sanjay Kalra, Mr. Vineet Nayyar and Mr. Ulhas Yargop as Venturbay’s nominees to the Board and certain other matters in respect of the statutory filings to be made by the Company.
     By order, dated April 16, 2009, the CLB approved the selection of Venturbay as the successful bidder to acquire a controlling stake in the Company and granted Venturbay the right to appoint its nominees to the Board following the Initial Allotment, subject to compliance by Venturbay of certain terms and conditions contained in the request for proposal, the deposit by Venturbay of the necessary funds for the Initial Allotment to Venturbay and the deposit by Venturbay into escrow, in cash, the total funds necessary to consummate the Open Public Offer. The CLB indicated that the existing six directors of the Board appointed by the Ministry of Corporate Affairs of the GOI would continue to serve on the Board following appointment of the four nominees of Venturbay until the CLB issued further orders on this matter. The CLB also directed Indian state and central government agencies not to initiate any civil, criminal, punitive or coercive action, in exercise of their powers, against Venturbay’s nominee directors for acts prior to January 9, 2009, without the prior leave of the CLB, for as long as the case relating to, among other things, the mismanagement of the Company is pending before the CLB.
     On April 20, 2009, pursuant to the terms of the Share Subscription Agreement and the Escrow Agreement, Venturbay deposited into separate escrow funds (i) the Rs. 17.56 billion (US$351 million) in funds necessary to consummate the Initial Allotment and (ii) the Rs. 11.54 billion (US$231 million) in funds necessary to consummate the Open Public Offer. Also on April 20, 2009, representatives of Venturbay and Tech Mahindra met with the Board and key executives of the Company to discuss important transition issues. Venturbay had indicated in its technical bid that if it were to be selected as the highest bidder, the four Venturbay representatives who it expected to nominate to join the Board upon the closing of the Initial Allotment were Mr. C.P. Gurnani, Mr. Sanjay Kalra, Mr. Vineet Nayyar and Mr. Ulhas Yargop. All four of these directors are affiliates of Tech Mahindra and Venturbay.

     By letter dated April 20, 2009, the SEBI granted certain relaxations/exemptions from strict compliance with applicable SEBI regulations. By a letter dated April 21, 2009, the SEBI issued a clarification to its letter dated April 20, 2009. As discussed above, SEBI had previously granted only in-principle approval with respect to these relaxations/exemptions. These relaxations/exemptions are, in effect, exemptions from certain provisions of SEBI guidelines and the Takeover Regulations that permitted the Company to follow the process set forth in the CLB Order without complying with those provisions of the Takeover Regulations. These relaxations/exemptions were from: (a) the applicability of a floor price under SEBI guidelines for the Initial Allotment and Subsequent Allotment, if any, and (b) the applicability of the minimum open offer price under the Takeover Regulations.
     Also on April 22, 2009, Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, as required by the Takeover Regulations and the Share Subscription Agreement, made the public announcement in India of the Open Public Offer.
     On April 28, 2009, the Commission provided exemptive relief allowing the Open Public Offer to (a) remain open for 20 calendar days, as provided by Indian law, instead of 20 business days as required by Rule 14e-1(a) of the Exchange Act, and (b) provide holder of Shares withdrawal rights until three Indian working days prior to the expiration of the Open Public Offer instead, as provided by Indian law, instead of the unlimited withdraw rights provided for under Rule 14d-7(a)(1) under the Exchange Act (this limitation on withdraw rights will not apply to holders of ADSs tendering their ADSs through the ADS Escrow Account described in the Letter of Offer).
     On May 5, 2009, the Initial Allotment was completed with the issuance and sale of 302,764,327 Shares to Venturbay at a price per Share of Rs. 58 (US$1.16).
     On May 6, 2009, Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, filed the draft Letter of Offer in connection with the Open Public Offer with SEBI.
     On May 22, 2009, as permitted by order of the CLB and the Takeover Regulations, Venturbay nominated four individuals to join the Board: Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra, and Mr. Ulhas Yargop. Such appointments to the Board became effective on May 27, 2009, bringing the total number of directors on the Board to ten. These four directors, serving in their capacity as directors of the Company, were not involved in any matter regarding the Open Public Offer and abstained in making the recommendation to shareholders contained in this Item 4 of this Schedule 14D-9.
     On June 8, 2009, Venturbay and Tech Mahindra mailed the Letter of Offer in connection with the Open Public Offer to the holders of Shares and ADSs and filed the Schedule TO with the Commission.
Reasons for No Recommendation.

     The Board’s decision to express no opinion and remain neutral with respect to the Open Public Offer is based upon the following:
•	During the Competitive Bidding Process to select the highest bidder, the Board was comprised of six directors who were appointed on January 11, 2009 and January 15, 2009 by the Ministry of Corporate Affairs of the GOI following the revelation of alleged financial irregularities in the Mr. Raju Resignation Letter (the “Government Directors”). The purpose of the appointment of the Government Directors was to protect the interests of stakeholders of the Company, infuse confidence in the minds of those connected with the Company and oversee the management of the Company. Four of the Government Directors participated in the discussions and decision of the Board to select Venturbay as the highest bidder and make no recommendation with respect to the Open Public Offer. The other two Government Directors abstained from the discussions and decision to select Venturbay and did not engage in the decision not to make any recommendation due to possible conflicts of interest. The four directors nominated by Venturbay and appointed to the Board on May 22, 2009 (effective May 27, 2009) were not on the Board at the time the decision was made to select Venturbay as the highest bidder. These four directors nominated by Venturbay, serving in their capacity as directors of the Company, abstained from the preparation of this Schedule 14D-9, including any decisions of the Board with respect to what, if any, recommendation to make to shareholders in respect of the Open Public Offer as described in this Item 4 of this Schedule 14D-9.

•	The Competitive Bidding Process was mandated by the GOI, in accordance with the CLB Order. The Former Chief Justice of India, Mr. Justice S.P. Bharucha, oversaw and guided the Board throughout the selection process, and the results of the Competitive Bidding Process were approved by the CLB. See the description of the process under “Background to the Transaction” above.

•	The Competitive Bidding Process was conducted in a manner pursuant to which: (i) indications of interest were publicly solicited from Indian and international bidders, including private equity firms, and those bidders were asked to register as bidders; (ii) a request for proposal was sent to all registered bidders asking those bidders to submit an EOI along with proof of sufficient funds; (iii) all bidders which had submitted satisfactory EOIs, provided satisfactory proof of sufficient funds and executed certain pre-transaction documents were given access to data and information regarding the Company to enable them to submit technical and financial bids; (iv) upon submission, the technical bids were evaluated to determine the bidders which qualified based on factors such as corporate governance and management track record, corporate behavior record, organizational ability and experience in owning, operating and managing IT companies, global companies of the scale and scope of the Company and distressed companies, track record in managing distressed companies, revenues and profitability and strategic plan for the Company; and (v) financial bids were received from each of the bidders that qualified based on technical criteria and ranked according to price, and the bidder with the highest financial bid was selected as the highest bidder to acquire the Company. This multi-step process was designed to evaluate the seriousness of each of the potential bidders, provide access to data and information about the Company only to such potential bidders as were determined to be serious and provide a competitive bidding environment to attempt to achieve the highest value for the Company’s shareholders. As a result of the process, the field of interested bidders was progressively narrowed from 141 bidders which registered through the electronic registration process, to seven Second Round Bidders which submitted an EOI along with proof of sufficient funds, to three Final Bidders which executed certain pre-transaction documents, provided a performance guarantee, were given access to certain data and information regarding the Company and submitted technical and financial bids. From those three Final Bidders, Venturbay was selected as it offered the highest price per Share (Rs. 58 (US$1.16)). The other bidders which made it to the final round of the process were L&T (offered Rs. 45.90 (US$0.91) per Share) and the WL Ross Funds (offered Rs. 20 (US$0.50) per Share). The Board believes this process was fair and transparent, and Mr. Justice S.P. Bharucha certified that the process was fair, transparent and open.
•	The Share Subscription Agreement provides that Venturbay shall use its reasonable best efforts not to cause the Company to engage in a “going-private transaction” under Rule 13e-3 under the Exchange Act for at least one year after the Open Public Offer.

•	The Share Subscription Agreement provides that Venturbay shall use its reasonable best efforts to maintain the listing of the Company’s ADSs on the NYSE for at least one year following the Open Public Offer.

•	The Board believes that making a recommendation supporting the Open Public Offer would be tantamount to recommending that the Company’s shareholders sell their holdings in the Company. The Board is concerned that this might be construed as a negative statement regarding the fundamentals of and outlook for the Company, which could be misleading in light of the limited financial information that is available due to restated, audited financial statements of the Company since the quarter ended June 30, 2000 being unavailable at this time.

•	As discussed in Item 2 above, the Open Public Offer is being made pursuant to the provisions of Regulations 10 and 12 read with Regulation 29A of the Takeover Regulations, which, when triggered, require a purchaser that has made or has agreed to make a substantial acquisition of the shares of a listed company (defined under Indian law to include the acquisition of 15% or more of the outstanding shares or voting rights in such company) to make a mandatory tender offer for a minimum of 20% of the outstanding shares of such company (calculated in accordance with the provisions of the Takeover Regulations). Venturbay has purchased 31% of the Enhanced Share Capital through the Initial Allotment. As a result, Venturbay is required under Indian law to make the Open Public Offer.
     In view of the above, the Board believes its most prudent course of action regarding the Open Public Offer is to express no opinion and remain neutral, thus permitting the Company’s shareholders to make their own decisions regarding whether or not to participate in the Open Public Offer.

     Shareholders of the Company are urged to carefully review all of the information contained in or incorporated by reference in the following documents filed by Venturbay: (1) the Letter of Offer; and (2) the Schedule TO, as well as any other materials related to the Letter of Offer that Venturbay may file, and the Company’s publicly available information. A letter to the shareholders of the Company communicating the Board’s decision to express no opinion and remain neutral is attached hereto as Exhibit (1) and is incorporated herein by reference.
Intent to Tender
     The Company, after making reasonable inquiry of its executive officers, directors, affiliates and subsidiaries, has received indication from one of its executive officers that such executive officer is considering tendering all or a portion of the Shares held of record or beneficially owned by such executive officer in to the Open Public Offer. The remainder of such executive officers, directors, affiliates and subsidiaries who responded to the Company’s inquiry have indicated that they intend to hold the Shares held of record or beneficially owned by them. None of the Company’s executive officers, directors, affiliates and subsidiaries who responded to the Company’s inquiry has indicated that it intends to sell the Shares held of record or beneficially owned by them.
     Under Indian laws, Venturbay, as a party to the initial acquisition of 31% of the Enhanced Share Capital through the Initial Allotment, may not tender its Shares into the Open Public Offer. In addition, each of L&T and the WL Ross Funds, which were bidders in the Competitive Bidding Process, and each party that was a person acting in concert with L&T or the WL Ross Funds, and any of their respective affiliates or representatives which received or had access to Company information during the due diligence stage of the Competitive Bidding Process, have agreed not to deal in the Shares of the Company for a period of six months commencing from April 22, 2009. Accordingly, such persons may not tender any Shares beneficially owned by them into the Open Public Offer.
Item 5. Persons/Assets Retained, Employed, Compensated or Used
     Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Shares concerning the Open Public Offer.
Item 6. Interest in Securities of the Subject Company
     As described in Item 3, on May 5, 2009, Venturbay purchased 302,764,327 Shares from the Company at a purchase price of Rs. 58 (US$1.16) per Share, in cash, pursuant to the Initial Allotment subject to the terms and conditions contained in the Share Subscription Agreement.

     The following table sets forth all transactions that have occurred in the Shares effected by the Company’s directors, executive officers, affiliates and subsidiaries during the past 60 days from the date of this filing:

Identity of Person	Date of Transaction	Amount of Securities Involved	Price per Share	Details of Transaction
Ravi Shanker Bommakanti (Group Head — ADMS)	April 9, 2009	6,250 Shares	Rs. 15 (including fringe benefits tax)	Exercise of restricted stock units under employee stock option plan approved by the Board.
     Other than as set forth above, there have been no transactions in the Shares or the ADSs by the Company or the Company’s directors, executive officers, affiliates and subsidiaries during the past 60 days from the date of this filing.
Item 7. Purpose of the Transaction and Plans or Proposals
     The Takeover Regulations prohibit the making of an open public offer by a third party that is competitive with a prior open public offer for companies such as the Company where the control of the board has been taken over by the GOI and its regulatory agencies and relaxations/exemptions from the Takeover Regulations have been granted by SEBI. Hence, an open public offer that is competitive with the Open Public Offer is prohibited under Indian law.
Item 8. Additional Information
     None.
Item 9. Exhibits
(1) Letter of the Company to its shareholders dated June 10, 2009.
(2) Share Subscription Agreement dated April 13, 2009 between the Company, Tech Mahindra and Venturbay (attached as Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company on April 17, 2009 (File No. 001-15190)).
(3) Abstract of the terms and memorandum of concern or interest under section 302 of the Companies Act, 1956, relating the appointment of Mr. Vineet Nayyar as whole-time director of the Company.

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

June 10, 2009	SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary